UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 16, 2002**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on October 16, 2002. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

3Q02 Caterpillar Results Conference Call Prepared Remarks

Opening Remarks: Good morning and welcome to Caterpillar's Third Quarter 2002 results conference call. I'm Jim Anderson, Director of Investor Relations. With me is Lynn McPheeters, Vice President and Chief Financial Officer. We will address your questions during the Q&A portion of today's call. This conference call is copyrighted by Caterpillar Inc. Any use, recording or transmission of any portion of this conference call without the express written consent of Caterpillar Inc. is strictly prohibited.

This morning I'll cover our third quarter results, review our outlook, go over the usual dealer retail numbers, discuss a couple of special topics and wrap up with the Q & A. Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results. A discussion of those uncertainties is in a form 8-K filed with the Securities & Exchange Commission today. OK, let's start with the third quarter results.

Third Quarter Results: As you know, this morning we reported third-quarter sales and revenues of $5.08 billion and profit per share of 61 cents. These third quarter results were in line with our expectations.

SALES and REVENUES were up $19 million from third quarter 2001, with Machines down $74 million and Engines up $75 million. The impact of lower sales volume for Machines was offset by favorable currency changes and slightly positive price realization. Consolidated revenues of the Financial Products Division were up $18 million.

PROFIT PER SHARE was 2 cents higher in third quarter 2002 compared with 2001 even though profit before taxes was lower by $12 million. The lower PBT was mainly due to the impact of lower machine sales volume and manufacturing inefficiencies. These unfavorable items were partly offset by material cost reductions and improved price realization outside North America. The net impact of currency was a positive 1-cent per share for the quarter. This includes the net effect of currency on sales and costs and currency exchange gains or losses reported in the Other Income & Expense category.

The improvement in profit per share was due to a year-to-date change in our annual effective tax rate to 28% from a 30% rate. The reduction in the rate to 28% occurred because of a shift in the geographic mix of profits. The rate reduction is a real cash flow benefit and another positive aspect of our geographic diversification.

SG&A and R&D expenses were flat compared with third quarter 2001 levels. With the unfavorable impact of currency removed these items were actually down about $11 million.

As a matter of interest, no longer amortizing goodwill had a favorable impact on third quarter results of $21 million on a pre-tax basis and the combination of pension and OPEB expense had an unfavorable PBT impact of $14 million.

Further regarding pensions, we made a voluntary contribution of $90 million to one of our pension funds during the third quarter. However, as noted in today's release, based on September 30 plan asset values we would be required to increase the Additional Minimum Liability by approximately $2.8 billion at December 31, 2002. This would result in a decrease in Accumulated Other Comprehensive Income, which is a component of Shareholders' Equity on the financial position, of approximately $1.8 billion after-tax. These amounts have increased from those disclosed in the second quarter 10-Q primarily as a result of a further deterioration in the equity markets. This further deterioration increased the under-funded position in the pension plans and caused an additional requirement under SFAS 87 to offset a $1 billion prepaid pension asset position with an Additional Minimum Liability.

Now, I'll provide some comments on **North American rental fleets and used equipment**.

North American dedicated rental fleet utilization on a twelve-month rolling basis is continuing to run at a strong rate -- about 62% -- which is the same as a year ago.

Rental rates for the rolling twelve months through June are unchanged from a year ago, but continue to remain under pressure.

Overall, units in dedicated dealer rental fleets are up less than 1% compared to a year ago. Dedicated dealer rental fleets consist of Rent-to-Rent units and units in Cat Rental Stores.

Rent-to-Rent units, which currently make up about 60% of the units in dealer rental fleets, are down about 7% from a year ago. The Cat Rental Stores currently have about 40% of the rental units in dealer fleets. These fleets continue to grow and are up 4% from a year ago.

North American dealers added 4 Rental Stores in third quarter 2002 for a total of 373 stores. Seven more are expected by year-end.

In the Europe/Africa/Middle East region, dealers had 714 rental outlets, 156 of which had the Cat Rental Store identity as of quarter end. In Latin America, we had 93 Cat Rental Stores and 17 in Asia/Pacific. At year-end, we are expecting about 1,220 rental outlets throughout the world. Of these, 380 stores in North America and about 300 in the rest of the world will have the Cat Rental Store identity.

North American used equipment prices were down slightly in the second quarter compared to a year ago for most machines. We expect continued weakness in the near term. This used equipment reporting lags one quarter from the current quarter.

Now, for the **OUTLOOK**: The company still expects sales and revenues for the year to be down slightly with full-year profit down about 15 percent from last year, excluding nonrecurring charges recorded in 2001. However, uncertain near-term political and economic conditions make the remainder of the year more difficult than normal to predict. Full details of the outlook for 2002 are contained in the company's press release issued today.

For 2003 we expect moderate, which is on trend, worldwide economic growth, based on moderate growth in North and South America, as well as AME and CIS, slow to moderate growth in Europe and good growth in Asia/Pacific, excluding Japan. In the past we have used our macroeconomic forecast to project preliminary industry and company sales, but traditional top-level indicators, such as interest rates and expected GDP economic growth are no longer reliable indicators. Also, our continuing diversification of products and industries that we serve make it more difficult to project sales changes based on top-level economic indicators. One of the key indicators of future sales is direct input from our dealers and marketing field personnel. Since we will not have specific sales input for the 2003 business plan from our business units until later in the year, we will not provide any specific guidance on company sales and profits until the fourth quarter results release in January.

Retail Numbers: Now I'll review dealer retail machine numbers and reciprocating and turbine engine sales to users and OEM's. All comparisons are based on constant dollars.

Retail Sales of Machines for the 3 months ending September 2002 compared with the same 3 months of 2001 are as follows:

Asia Pacific	EAME	Latin America	Subtotal	North America	World
UP More Than 24%	DN 8-15%	UP 16-24%	UP Less Than 2%	DN 8-15%	DN 8-15%
39.3%	*-11.2 %*	*16.6%*	*1.9%*	*-15.1%*	*-8.5%*

Retail machine sales were down for the quarter due primarily to continued weakness in the coal mining and general construction sectors, which was partly offset by improvement in the heavy construction and quarry & aggregates sectors.

For the 3 months ending September 2002 compared with the same 3 months of 2001, total **Reciprocating and Turbine Engine Sales to Users and OEM's** were as follows:

Electric Power	Industrial Engines	Marine Engines	Truck & Bus Engines	Oil & Gas	Total
DN Over 24%	UP 8-15%	UP 8-15%	UP More Than 24%	DN 2-7%	UP 2-7%
-33.8%	*9.7%*	*14.0%*	*91.7%*	*-3.5%*	*6.3%*

Now, let's turn to **Dealer Machine Inventories**. First, sequentially, comparing September with August 2002.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
UP 2-7%	UP 2-7%	DN 2-7%	UP 2-7%	DN 2-7%	DN Less Than 2%
2.5%	*3.6%*	*-2.8%*	*2.3%*	*-3.8%*	*-0.8%*

Next, year over year, comparing September 2002 with September 2001.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
UP Less Than 2%	DN 2-7%	DN More Than 24%	DN 2-7%	DN 8-15%	DN 8-15%
0.8%	*-2.6%*	*-31.0%*	*-7.6%*	*-15.1%*	*-11.5%*

Dealer inventories of new machines at the end of September compared with year-end 2001 were about flat on a worldwide basis. At September 30, 2001, dealer inventories were about $100 million higher than year-end 2000. Since dealer inventories continue to be at historically low levels, an increase in retail demand should translate to increased sales by Caterpillar. Our expectation for full-year 2002 is for dealer new machine inventories to decrease in the $100 million range on a worldwide basis.

Asia Pacific dealer new machine inventories are at 2.2 months of sales, down from 2.8 months a year ago.

Europe/Africa/Middle East dealers are at 2.6 months of sales, down from 2.9 months a year ago.

Dealer new machine inventories in Latin America are at 2.8 months of sales, down from 3.7 months a year ago.

Dealer new machine inventories for the subtotal of these three regions outside North America are at 2.5 months of sales, which is down from 3.0 months a year ago.

North American dealer machine inventories are at 2.6 months of sales, down from 3.0 months.

Overall, on a worldwide basis, dealer machine inventories are at 2.6 months of sales, down from 3.1 months a year ago.

The retail statistics for September are also available on voice mail through November 17 by calling 309-675-8000.

Before I get into the Q&A, I want to comment on three **SPECIAL TOPICS** that I think will be of interest.

First, is a comment on employment reductions and the officer retirements and temporary plant closings announced within the last few days. Since third quarter 2001 we have reduced employment by nearly 2,100, excluding additions from acquisitions of 528 people. Two vice presidents and the corporate controller will retire at year-end. One vice presidential position will not be replaced and will have his responsibilities assigned to other VP positions resulting in elimination of one business unit. From a facility standpoint, we have suspended operations at our Waco, Texas facility, consolidated production at several UK facilities and announced temporary plant shutdowns and layoffs at several engine facilities during the fourth quarter. These actions are part of our continuing efforts to manage production schedules and costs in a very challenging economic environment.

Second, is an update on 6 Sigma activities. Enterprise 6 Sigma benefits are helping to offset the unfavorable economic impacts we are facing around the world. There are 6 Sigma projects underway in every facet of our business. One of the more significant areas of focus is inventory management. 115 Black Belts representing 34 global business units are working on projects to deliver immediate inventory management improvements and maximize cash flow.

The number of employees actively involved in 6 Sigma continues to grow. Through September, 1,350 Black Belts have been trained and we're on track to surpass our goal of 2% of full-time employees trained as Black Belts by year-end. We've also exceeded our targeted ratio of Green Belts to Black Belts. Currently, 6,300 projects are in the system.

We continue to engage our suppliers and the Cat dealer network. This quarter, an additional 22 dealers and 37 suppliers deployed 6 Sigma. This brings the total to 40 dealers and 87 suppliers. This extension of 6 Sigma will strengthen our entire value chain.

Our 6 Sigma benefits continue to grow and have already significantly exceeded the benefits realized in 2001.

Lastly, is an update on our engine business. Caterpillar truck engine sales continued to increase in the third quarter and were nearly double the 3Q01 sales. This increase was mostly due to truck pre-buying ahead of the October emissions deadline. Our expectation for North American heavy-duty truck industry demand in 2002 is 160,000 units, excluding Mexico. The mid-range truck industry is expected to be about 135,000 units.

North American heavy-duty truck manufacturers have experienced a sharp drop in incoming orders in the last few months and we believe industry weakness will continue into second quarter of 2003. Consequently, we are making significant adjustments to align our production capabilities with expected customer demand.

The electric power slowdown, which began last year, in overall industry demand and Caterpillar sales has continued through the third quarter.   As I mentioned last quarter, we expected financial uncertainties and depressed operating profits within the electric utility and telecommunications industries to continue in the second half of 2002 causing our global electric power industry forecast for 2002 to decrease significantly from 2001 levels. We expect Caterpillar sales into the electric power sector in 2002 will be down at the high end of the 16-24% range compared to last year.   We have adjusted schedules to match production with expected near-term customer demand.

As industry financial uncertainties are resolved, surplus electric utility capacity is worked down, and Caterpillar dealer inventories return to more normal levels, growth will resume as we move into next year.

In the petroleum sector, demand for large engines was particularly strong in EAME and Latin America, but sales in North America declined significantly caused by the sharp drop in drilling activity compared to last year. Although economic growth has resumed and crude oil and natural gas prices are high enough to stimulate capital spending by customers, we have not yet seen any appreciable improvement in sales because economic uncertainties still prevail. It appears that North American drilling activity troughed in the third quarter, but the North American industry will be down significantly for full year 2002. Despite this industry downturn, we expect worldwide Caterpillar sales into the petroleum segment will be up slightly this year, primarily because of strong turbine engine sales. Energy markets should benefit from stronger demand for liquid and gaseous fuels as we move into next year.

Our new engine emissions technology, ACERT, remains on schedule for medium-duty launch in January and heavy-duty launch in the second quarter.

Caterpillar has received certification from the EPA for our bridge engines manufactured after September 30, 2002. We have begun production of the bridge engines and they will be offered in more chassis options than competitive engines as the October truck models are being introduced. We expect the Caterpillar bridge product to be in a preferred competitive position against cooled-EGR engines based upon superior reliability and durability with comparable fuel consumption.

We currently have over 100 ACERT medium- and heavy-duty engines either in the field being tested with customers or with truck OEMs for test and fit up. About 50 more will be added to that total during the fourth quarter. These are all production engines that were or will be built on the production assembly line.

In summary, we are on target with the introduction of our ACERT engines and fully expect to have our industry-leading technology in the trucks of customers beginning in the first quarter next year.

Q&A: OK, now it's time to move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

Closing: It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call me. Thanks for your interest in Caterpillar. Goodbye.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our Third-Quarter 2002 Results Release and related prepared statements from the results webcast are forward looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the Company and the markets it serves.

World Economic Factors

Our current outlook calls for the continuation of a moderate recovery in the U.S. economy in the fourth quarter of 2002 and in 2003. Our outlook assumes that the events of September 11, 2001 and the resulting impact on the economy were a one-time event and that there will be no further events of this magnitude. If, however, there are other significant shocks or sequence of shocks, financial, economic or acts of war and/or political terror, there could be a more protracted negative impact on consumer spending, housing starts, and capital spending which would negatively impact company results.

After a strong first quarter, followed by more moderate growth in the second and third quarters, U.S. GDP growth is expected to continue at moderate rates in the fourth quarter of 2002 and in 2003. Should recent interest rate and tax reductions fail to sustain growth in the U.S. economy as expected, leading to renewed economic weakness, then sales of machines and engines may be lower than expected in the fourth quarter of 2002 and in 2003. The outlook also projects that economic growth in 2003 is expected to improve in Asia/Pacific, Europe, Africa & Middle East and, more moderately, in Latin America. If, for any reason, these projected growth rates do not occur, sales would likely be lower than anticipated in the affected region. Persistent weakness in the construction sector in Japan is leading to lower machine sales in the Japanese market. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result. Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies.

In particular, our outlook assumes that Europe, the United Kingdom and Canada implement and commit to maintain economic stimulus measures and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; that there is an orderly democratic transition in the upcoming Brazilian elections, and that the Argentina crisis is confined to only Argentina, and does not spill over to negatively impact growth prospects in neighboring countries. If negative spillover effects become amplified, this could result in greater regional economic and financial uncertainty and weaker regional growth. Our outlook also assumes that currency and stock markets remain relatively stable, and that average world oil prices move back down from current levels near $30 per barrel to fluctuate in a range of $20 to $27 a barrel. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets do not recover, uncertainty would increase, both of which would result in slower economic growth, lower sales and potential impairment of investments. In addition, an eruption of political violence in the Middle East or a war with Iraq could lead to oil supply disruptions and persistent upward pressure on oil prices. In this case business and consumer confidence would fall and inflation pressures would move up leading to slower world economic growth and lower company sales.

The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

Commodity Prices
The outlook for our sales also depends on commodity prices. Our outlook for an improvement in world economic growth in 2003 suggests that industrial metals prices continue to see a recovery. Industrial metal prices improved in the first eight months of 2002, but further gains are required before we see gains in production and a positive impact on equipment sales. As a result, machine sales to the industrial metals industry have been delayed and further delays could happen in the second half of 2002. Oil prices declined, as expected, from an average of about $30 to $32 a barrel in 2000 to an average of $25 to $30 a barrel in 2001. We are expecting an average price of $22 to $29 a barrel in 2002 and an average price of $22 to $28 in 2003. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices (oil, oil sands, coal and natural gas) are expected to be down moderately in 2002 and generally up in 2003.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and lower than expected sales to the industrial metals and agriculture sectors.

Monetary and Fiscal Policies
For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve moved aggressively to reduce interest rates in 2001. Rates were maintained at a low level in 2002, and we expect further modest reductions before the end of 2002. These actions, together with federal tax cuts, are expected to lead to a sustained recovery in U.S. growth in the fourth quarter of 2002 through 2003. In Europe, the European Central Bank reduced interest rates in 2001, and growth in Europe is expected to improve in the second half of 2002. However, recent currency movements leading to a stronger euro may dampen European growth prospects in the second half of 2002 and in 2003 and this would cause machine sales to be lower than expected.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for higher year over year U.S. growth in 2002 and 2003. This is expected to lead to a modest improvement in average industry sales levels in the fourth quarter of 2002 and in 2003. If, for whatever reason, there was a setback leading to weak or negative growth in the fourth quarter of 2002 and in 2003 then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors
Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which is having and should continue to have a positive impact on the U.S. economy. The Company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the Company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant political developments in Latin America, Asia, Europe, and Africa/Middle East which are expected to take place in the fourth quarter of 2002 and in 2003 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, a recent escalation of political uncertainty in Brazil is contributing to a decline in business confidence and reduced capital investment intentions.

In addition, significant political and economic instability persists in Argentina, Venezuela and the Middle East. Our outlook assumes that the effects of instability in Argentina and Venezuela will be confined to those countries and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina and Venezuela through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina, Venezuela and other countries in the region. In addition, our outlook assumes that the recent escalation of the conflict in the Middle East does not persist or deteriorate further. The outlook assumes that Middle East tensions will ease over time.

Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The Company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the Company's results. Further, since the Company's largest manufacturing presence is in the U.S., a sustained overvalued dollar could have an unfavorable impact on our global competitiveness.

Dealer Practices

A majority of the Company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the Company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2002 than at the end of 2001. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the Company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000 and 2001, there was a material increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment, and the company expects higher highway construction activity in 2002. In the first eight months of 2002 contracts let for highways, streets and bridges were up about 1%. A bill approving federal funding for highways, streets, bridges, airports, etc. in the final quarter of 2002 and in 2003 has been delayed. However, the baseline outlook assumes that a new transportation appropriations bill is passed before the end of 2002 that maintains funding for 2003 close to 2002 levels. If funding is reduced, sales could be negatively impacted in 2003. Furthermore, if infrastructure spending plans are reduced by Federal and/or state governments due to budget constraints, machine sales would be lower in the fourth quarter of 2002 and in 2003 than current projections.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency ("EPA"), the Company is required to meet certain emission standards by October 2002. The Consent Decree provides, however, for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. However, EPA is currently in the process of setting new levels for these non-conformance penalties. Our outlook assumes that complying with the Consent Decree, and related volatility in on-highway truck engine demand, will not materially impact our results. If, however, Caterpillar must pay non-conformance penalties and EPA imposes penalty levels higher than anticipated, our profit could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales.

The Company operates in a highly competitive environment and our outlook depends on a forecast of the Company's share of industry sales. A reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the Company's actual results to differ from those currently anticipated.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. While our policy is to use interest rate swap agreements to manage our exposure to interest rate changes and lower the costs of borrowed funds, if interest rates move more sharply than anticipated, it could negatively impact our results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

October 16, 2002

By: /s/James B. Buda

James B. Buda
Vice President